May 5, 2010

BY EDGAR

William Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China New Energy Group Company
Item 4.02 Form 8-K/A
Filed April 26, 2010; File No. 1-32691

Dear Mr. Thompson:

We have reviewed your letter (the “Comment Letter”) to China New Energy Group Company (the “Company”), dated April 28, 2010, relating to the Current Report on Form 8-K/A filed on April 26, 2010 (the “8-K/A”).  Set forth below is comment no. 1 contained in the Comment Letter followed by our response thereto.

Form 8-K/A Filed April 26, 2010

1.           We reviewed your response to comment one in our letter dated April 19, 2010 and your revised disclosure. The nature of each error and your revised accounting treatment discussed under number one is still unclear to us. For each separate error please tell us the financial statement line items impacted, quantify the revision made to each financial statement line item, provide a detailed explanation of the error and discuss why your revision complies with GAAP. We anticipate a separate discussion will be provided for the increase to the fair value of assets, the recalculation of depreciation expenses, the adjustment to minority interest, the adjustment to minority interest’s share of net income and translation adjustment from corrections of these errors.

Response:    Please refer to the Appendix I and below for the explanations on the restatement entries.

RJE#1	The $1,263,491 of Goodwill was previously grouped into Land Use Right, net. Goodwill is now presented as a separate line item.

AJE#1.1
We incorrectly recorded the assets acquired during the Qinhuangdao Chensheng Gas Co. Ltd. ("Chensheng") acquisition at carrying value. Adjustment is now made to record the assets acquired at fair value against Additional Paid in Capital.  The increase from carrying value to fair value is as follow: we debited $1,049,559 in Property, plant and equipment, $761,486 in land use right and $3,012 in Inventories, and credited $1,814,057 in Additional Paid in Capital.

AJE#1.2
The $1,263,491 Goodwill recorded previously comprised of $1,200,477, which is the excess of the purchase consideration over the carrying value (should be fair value) of net assets acquired at the acquisition of Chensheng and the goodwill of $63,014 in the books of the another subsidiary, Singocean. The $1,200,477 was incorrectly recorded. To correct the previous error, we made an adjustment to decrease Goodwill by $1,200,477 and against Additional Paid in Capital.

In addition, we acquired Chensheng in a two step acquisition, with the first 49% ownership acquired held by Tianjin Singocean, and the second 51% ownership acquired through CNER, resulting in a 99.5% ownership of Chensheng as a group. After the second step acquisition, we incorrectly contributed the income of $337,116 to Minority Interest by using 51% instead of 0.5% as Minority Interest’s ownership. To correct these errors, we debited $613,580 of Additional Paid In Capital and credited $337,116 and $276,464 to minority interest’s share of net income (income statement) and Accumulated other comprehensive income (Balance sheet).

AJE#1.3
For the minority interest, the Minority Interest in Balance Sheet as at December 31, 2007 add up the income contributed to Minority Interest for the year of 2008 did not agree with the Minority Interest as at December 31, 2008. We now correct this error by decreasing the Minority Interest in the Balance Sheet by $77,165 and decreased the income contributed to Minority Interest for the year ended December 31, 2008.

AJE#1.4	As a result of AJE#1.1, the additional depreciation and amortization of $16,185 was provided for the increase of the fair value of Property, plant and equipment.

AJE#1.5
We erroneously calculated the depreciation and the journal entry was incorrectly posted during the translation of the RMB financial statements to USD.  We recalculated depreciation and corrected the error by increasing depreciation by $80,384 for the year ended December 31, 2008.

AJE#1.6
As a result of AJE#1.4 &1.5, the increase in depreciation caused a corresponding decrease in retained earnings, decrease in Minority Interest’s share of the loss on the balance sheet and income statements.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

China New Energy Group Company
By:	/s/ Eric Yu
Chief Financial Officer

Appendix I

China New Energy Group Company
Explanation for the restated adjustment

	Reported									Total for				Restated
	December 31, 2008	RJE	After Reclassification	AJE #1.1	AJE #1.2	AJE #1.3	AJE #1.4.4	AJE #1.5	AJE #1.6	AJE #1	AJE #2	AJE #3	AJE #4	December 31, 2008
CURRENT ASSETS
Inventory	254,585		254,585	3,012						3,012				257,597
Related party receivable	84,120		84,120								(84,120)	-		-
Other current assets	11,833,293		11,833,293									-	(3,679,744)	8,153,549
	12,171,998	-	12,171,998	3,012	-		-	-	-	3,012	(84,120)	-	(3,679,744)	8,411,146

Fixed assets, net	12,433,813		12,433,813	1,049,559			(12,904)			1,036,655		-		13,470,468
Land use right, net	1,814,316	(1,263,491)	550,825	761,486			(3,936)			757,550		-		1,308,375
Other non-current assets			-							-		-	3,679,744	3,679,744
Goodwill		1,263,491	1,263,491		(1,200,477)					(1,200,477)		-		63,014
TOTAL ASSETS	26,420,127	-	26,420,127	1,814,057	(1,200,477)		(16,840)	-	-	596,740	(84,120)	-	-	26,932,747

CURRENT LIABILITIES
Registration rights penalties payable												900,000		900,000
Warrant liabilities			-							-		5,506,143		5,506,143
Other Current liabilities	4,398,890		4,398,890									-	(57,274)	4,341,616
	4,398,890	-	4,398,890	-	-		-	-	-	-	-	6,406,143	(57,274)	10,747,759

Non-controlling interest (BS)	180,053		180,053			(77,165)			(482)	(77,647)		-		102,406

Preferred Stock-mezzanine			-							-		7,031,818		7,031,818
STOCKHOLDERS’ EQUITY
Preferred Stock-Equity	1,857		1,857							-		(1,857)
Common Stock	100,000		100,000							-		-		100,000
					(1,200,477)
Additional paid in capital	19,725,482		19,725,482	1,814,057	(613,580)					-		(9,982,234)	(347,202)	9,396,046
Accumulated deficit	(2,439,111)		(2,439,111)							-		-		(2,439,111)
Profit for the year	1,819,754		1,819,754							-	(54,196)	(3,453,870)		(1,688,312)
Depreciation and Amortization							(16,185)	(80,304)		(96,489)				(96,489)
(Income) Loss shared by Minority Interest					337,116	77,165			482	414,763		-		414,763
Statutory surplus reserve fund	1,903,034		1,903,034							-		-	(156,144)	1,746,890

Accumulated other comprehensive income	730,168		730,168		276,464		(655)	80,304		356,113	(29,924)	-	57,274 503,346	1,616,977
	21,841,184	-	21,841,184	1,814,057	(1,200,477)	77,165	(16,840)	-	482	674,387	(84,120)	(13,437,961)	57,274	9,050,764
TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY	26,420,127	-	26,420,127	1,814,057	(1,200,477)	-	(16,840)	-	-	596,740	(84,120)	-	-	26,932,747